United States Securities and Exchange Commission

Form U-12(I)-A

1. Name and business address of person filing statement.
Quinn Gillespie & Associates, LLC
1133 Connecticut Avenue, N.W. 5th Floor
Washington, D.C.  20036
2. Names and business addresses of any persons through whom the undersigned has engaged activities described in item 4 below.
Entergy Corporation
425 West Capitol Avenue
P.O. Box 551 Little Rock, AR  72203
3. Registered holding company systems involved.
Entergy Corporation
4. Concise statement of (a) name of employing companies; (b) persons or bodies before whom matters were presented, advocated, or opposed, and (c) activities of the type described in section 12(i) of the Act, and extent to which other than "routine expenses" are contemplated.
(a) Entergy Corporation
(b) Quinn Gillespie & Associates LLC represented Entergy
Corporation in a meeting with Representative Ed Towns' staff.
Representative Town sits on the House Energy and Commerce
Committee.
(c) Adoption of rule under Section 12 (i) of the Public
Utility Holding Company Act of 1935 providing for reporting whenever any company retained by a registered holding company presents any matter affecting any registered holding company before the Congress or any Member or Committee thereof. Routine expenses were incurred and identified in item 6 (a) below. Additionally, however, Quinn
Gillespie & Associates LLC is on retainer for services many of which are outside the purview of Section 12 (i) of the Act.
Accordingly, Quinn Gillespie & Associates estimates that approximately $250.00 of the fees paid to Quinn Gillespie by Entergy is attributable to the activities requiring reporting under the Act.
5. (a) Compensation received and to be received by the undersigned, and any other persons, directly or indirectly, for the services described in item 4, above, and the sources of such compensation.
(b) Names of persons with whom the undersigned has divided or is to divide his compensation (stated in item 5(a) above), and the total amount being paid over by the undersigned to each such person.
Quinn Gillespie & Associates LLC is the recipient, salary or other compensation (a) $250.00; please see also response to item 4(c) above.
(b) none; Entergy is the person or company from whom received or to be received.
6. Expenses incurred by the undersigned or any person named in item 2, above, in connection with the activities described in item
4, above.
(a) Total amount of routine expenses charged to client: $12.00 transportation.
(b) Itemized list of all other expenses: Please see response to item 4 above.
Date: 11/07/03
Signed: Rick Powell, Managing Director